UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HOSTS THE CHELYABINSK REGION GOVERNOR, PYOTR SUMIN, AT ITS CHELYABINSK
METALLURGICAL PLANT SUBSIDIARY

Chelyabinsk, Russia – January 21, 2009 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces that the Chelyabinsk
Region Governor, Pyotr Sumin, visited Mechel’s Chelyabinsk Metallurgical Plant
OAO (CMP) subsidiary today.
The visit by Governor Sumin to the CMP was his first trip in a program to assess anti-recessionary measures taken by the cities and industrial enterprises in the region. During the visit the anti-recessionary program being implemented at CMP was discussed.
CMP’s construction sites and investment facilities were toured during the visit, including the continuous casting machine (concaster) No. 5 at the facility’s
Oxygen-Converter Shop, which is phase one of the rail and structural steel mill construction project, and reconstruction sites at Arc-Furnace Melting Shop
(AFMS) No. 6. In line with phase two of CMP’s long-term production development program, upgrading the slab concaster and constructing the ladle-furnace and vacuum vessel is being implemented at the AFMS. The facilities that are being upgraded and constructed will ensure the shop’s high productivity and economic efficiency of the production process in the future and improve its product quality.
The Governor did not only visited Concaster No. 5 and AFMS construction projects
, but also held the working meeting on matters related to of the plant’s anti-recessionary measures which was participated by the Chelyabinsk Region
Deputy Governor, Yury Klepov, Minister of Industry and Natural Resources of the
Chelyabinsk Region, Evgeny Teftelev, Chairman of the Legislative Assembly,
Vladimir Myakush, Head of the Chelyabinsk City District, Mikhail Yurevich,
Chairman of the Chelyabinsk City Duma, Sergey Komyakov, and the Head of the
Metallurgical District, Sergey Antipov. Mechel OAO was represented at the meeting by Mechel Management OOO Chief Executive Officer, Andrey Deineko, Senior
Vice President for Government Relations, Victor Trigubko, Vice President for
Legal Affairs, Evgeny Mikhel, and the management of CMP.
CMP’s Managing Director, Sergey Malyshev, spoke at the meeting on the plant and the anti-recessionary measures being implemented, which include the development of a flexible production program, reduction of costs across all lines of the plant’s operations, and maintaining the current number of highly qualified personnel of CMP. The Managing Director also noted that the plant will maintain its social programs and continues the work to fulfill social guarantees under the collective labor agreement. Regarding the conditions of the financial and economic recession, the plant maintains sufficient production volumes enabling it to efficiently function and effect tax payments to the budgets of all levels.
Mr. Sumin positively reviewed the work of the management of Mechel OAO, Mechel
Management OOO, and CMP, having noted that maintaining social guarantees for the labor collective is extremely important.
The plant’s management confirmed the importance of continuing such high priority projects for the entire group as the universal rail and structural steel mill will produce rails up to 100 meters in length and high speed main lines all over
Russia. Commissioning of this facility will provide newly created jobs with personal and training, which is estimated to be from 700 to 800 employees. The realization of this project will also ensure CMP's high tax payments to the budgets of the Chelyabinsk Region and the City of Chelyabinsk.
Governor Sumin confirmed the significance of implementing this project not only for the Region’s economy but also for the whole country, as he stated, “This is a unique mill. Everyone needs it, including Russia, as it will make it possible to manufacture import-substituting advanced products.” The Governor thanked the company for its “engagement in the new investment projects during this difficult time.”

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 21, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO